EXHIBIT 21.1

LIST OF SUBSIDIARIES
Name	Jurisdiction

Macoven Pharmaceuticals, LLC	Louisiana

Pernix Manufacturing, LLC	Texas

Pernix Ireland Limited	Ireland

Pernix Therapeutics, LLC	Louisiana

Pernix Sleep, Inc.	Delaware

Cypress Pharmaceuticals, Inc.	Mississippi

Gaine, Inc.	Delaware

Respicopea, Inc.	Delaware

Hawthorn Pharmaceuticals, Inc.	Mississippi

Pernix Ireland Pain Designated Activity Company	Ireland

Pernix Holdco 1, LLC	Delaware

Pernix Holdco 2, LLC	Delaware

Pernix Holdco 3, LLC	Delaware